Exhibit (a)(10)
EMERSON EXTENDS TENDER OFFER FOR AVOCENT
ST. LOUIS, MO, December 7, 2009 — Emerson (NYSE: EMR) announced today that it has extended its tender offer to purchase all of the outstanding shares of common stock of Avocent Corporation (NASDAQ: AVCT) to 5:00 p.m. Eastern Standard Time (EST) on Thursday, December 10, 2009. The offer was previously scheduled to expire at 5:00 p.m., EST, on December 7, 2009. All other terms and conditions of the tender offer remain unchanged.
The tender offer was extended pending the expiration or termination of the applicable waiting period under the competition law of Hungary. The conditions to the offer relating to the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (or “HSR Act”) and the receipt of clearances under the competition laws of Austria, Germany, and Ireland have been satisfied. The offer is also subject to other conditions as described in Section 15 of Emerson’s Offer to Purchase dated October 15, 2009.
On October 15, 2009, Emerson commenced a tender offer to acquire all of the outstanding shares of common stock of Avocent for $25.00 per share in cash, without interest, less certain applicable taxes. The depositary for the tender offer has advised Emerson that, as of 5:00 p.m., EST, on December 7, 2009, a total of approximately 42.5 million shares of Avocent common stock (representing approximately 95% of Avocent’s outstanding shares of common stock) had been tendered and not withdrawn, including approximately 2.0 million shares tendered pursuant to a notice of guaranteed delivery.
About Emerson
Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Emerson’s sales in fiscal 2009 were $20.9 billion. Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.
Additional Information and Where to Find it
This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Avocent common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Emerson with the Securities and Exchange Commission (SEC) on October 15, 2009. Avocent also has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials by contacting the information agent for the tender offer, Morrow & Co., LLC, at (800) 607-0088 (toll-free).